Exhibit 99.1

SAP Q1 2017 Quarterly Statement

SAP Momentum Continues With Soaring Growth in Q1

◾	New Cloud Bookings Accelerate, Up 49%

◾	Stellar Software Revenue, Up 13%

◾	Strong Operating Cash Flow, Up 16%

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	Q1 2017	IFRS	Non-IFRS
905	906	69%	5,285	5,285
+34%	+34% (+30% cc)	+ 0 p.p.	+12%	+12% (+8% cc)

“SAP’s outstanding first quarter results are a decisive follow-on to our record setting 2016. Led by S/4HANA, we are seeing mass customer adoption of our solutions globally. Our inspired workforce is firmly committed to staying focused on the success of our customers and shareholders.”

Bill McDermott, CEO

“We continued our rapid expansion in cloud, accelerating to 49% growth in new cloud bookings. This outstanding achievement further validates our investment decisions to drive future growth. We’re off to a good start to reach our full year targets and we are confident that we will grow our profitability in 2018 and beyond.”

Luka Mucic, CFO

SAP Q1 2017 Quarterly Statement	1

Walldorf, Germany – April 25, 2017

SAP SE (NYSE: SAP) today announced its financial results for the first quarter 2017 ended March 31, 2017.

Business Highlights

Financial Highlights

First Quarter 2017

SAP’s rapid cloud expansion continued in the first quarter. New cloud bookings1 surged 49% (44% at constant currencies) in the first quarter and reached €215 million. IFRS cloud subscriptions and support revenue grew 34% year-over-year to €905 million. Non-IFRS cloud subscriptions and support revenue grew 34% year-over-year (30% at constant currencies) to €906 million. IFRS software revenue grew 13% year-over-year to €691 million. New cloud and software license order entry2 grew by more than 30% year-over-year in the first quarter. IFRS cloud and software revenue was €4.33 billion, an increase of 12% (9% non-IFRS at constant currencies). Total cloud subscriptions & support revenue and software support revenue was 69% of total revenue.

IFRS operating profit was down 17% to €673 million. Non-IFRS operating profit grew 8% to €1.20 billion (2% at constant currencies). IFRS earnings per share decreased 9% to €0.43. Non-IFRS earnings per share increased 15% to €0.73. The IFRS operating profit and EPS were primarily impacted by an increase in share-based compensation expenses, which increased due to the strong development of SAP’s share price and an increase in employee participation. Nearly 65% of SAP employees have participated in SAP’s most recent stock program OWN SAP.

Operating cash flow was €2.87 billion, an increase of 16% year-over-year. Free cash flow increased 12% year-over-year to €2.58 billion. As a result, the company continues to deleverage its balance sheet ending the quarter with net debt of €460 million, an improvement of €2.8 billion year over year.

SAP S/4HANA

With S/4HANA customers can massively simplify their IT landscape, run live and reinvent their business model for the digital economy across both cloud and on-premise deployments. S/4HANA adoption grew to more than 5,800 customers. In the first quarter approximately 400 additional customers signed up of which almost 50% were net new SAP customers. Innogy selected S/4HANA in the first quarter. S/4HANA Cloud brings next generation intelligent ERP to the cloud with speed and ease of deployment. Citrix and iColor chose the S/4HANA Cloud edition in the first quarter.

SAP Cloud Platform

SAP Cloud Platform is a platform as a service (PaaS) designed to help customers become digital enterprises. It offers a broad set of services to build new fast-paced applications and extensions for existing applications as well as to integrate across on-premise and cloud landscapes. SAP Cloud Platform is instrumental in empowering enterprises to create new Internet of Things (IoT), machine learning and Big Data solutions by intelligently connecting processes with people, things and businesses. C&J Energy Services, a leading provider of oil and gas services selected SAP Cloud Platform to help build digital field ticketing applications, that allows rig supervisors to accurately capture job information and synchronize to the back-end SAP S/4HANA Finance system.

1 New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2 New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Q1 2017 Quarterly Statement	2

Human Capital Management

With SuccessFactors and Fieldglass, SAP delivers total workforce management across both permanent and contingent labor, localized for more than 80 countries and more than 40 languages. Top industry analysts recently gave SAP SuccessFactors the highest rankings in Cloud HCM for Core HR and Talent Management for global organizations with more than 5,000 workers as well as for mid-market European-headquartered enterprises. SuccessFactors Employee Central, which is the core of our HCM offering, had close to 1,700 customers at the end of the first quarter. Companies like Dolce & Gabbana selected SAP’s workforce management solutions in the first quarter.

Customer Engagement and Commerce

SAP’s next generation customer engagement solutions enable businesses to manage their front office across the entire spectrum from marketing to sales to services – seamlessly and in real-time. Businesses get a single view of their customer – be it social, retail or e-commerce. SAP’s CEC solutions serve both B2C and B2B across a wide range of industries, including retail, telco, financial services, manufacturing and the public sector. Top industry analysts recently named SAP Hybris a leader for B2C and B2B Digital Commerce and Multichannel Marketing Campaign Management. SAP’s CEC solutions once again achieved strong double-digit cloud subscriptions and support revenue growth as well as double-digit growth in software revenue.

Business Networks

Each of SAP’s business network solutions provide a rich, open, global platform that connect a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation. On the Ariba Network, more than 2.7 million companies in over 180 countries collaborate and trade more than $900 billion in goods and services annually. Concur helps more than 47 million end users effortlessly process travel and expenses. With SAP Fieldglass customers manage over 3.3 million contingent workers in approximately 140 countries. Cloud subscriptions and support revenue in the SAP Business Network segment was up 24% in the first quarter.

Regional Revenue Performance in the First Quarter 2017

In the EMEA region, cloud and software revenue increased 10% (IFRS). Cloud subscriptions and support revenue grew 43% (IFRS) with an especially strong quarter in Germany, France and Italy. SAP had triple-digit software revenue growth in South Africa and the Netherlands.

The Company had a strong performance in the Americas region with cloud and software revenue growing by 12% (IFRS). Cloud subscriptions and support revenue was up 27% (IFRS), driven by a strong performance in Canada and Mexico with high double-digit growth. In North America, SAP had double-digit growth in software revenue. In Latin America Brazil was a highlight with strong software revenue growth amidst a difficult macroeconomic environment.

In the APJ region SAP also had an exceptional performance in both cloud subscription and software revenue. Cloud and software revenue was up 21% (IFRS), with cloud subscriptions and support revenue growing by 65% (IFRS). Japan and India were highlights in the quarter with strong results in both cloud subscriptions and software revenue. SAP also had strong double-digit software revenue growth in Greater China3 and South Korea.

3 SAP’s Greater China region includes China, Hong Kong and Taiwan.

SAP Q1 2017 Quarterly Statement	3

Financial Results at a Glance

First Quarter 20171)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2017	Q1 2016	Δ in %	Q1 2017	Q1 2016	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	215	145	49	44
Cloud subscriptions and support	905	677	34	906	678	34	30
Software licenses and support	3,422	3,172	8	3,422	3,173	8	5
Cloud and software	4,328	3,850	12	4,328	3,851	12	9
Total revenue	5,285	4,727	12	5,285	4,728	12	8
Share of predictable revenue (in %)	69	69	0pp	69	69	0pp
Operating profit	673	813	–17	1,198	1,104	8	2
Profit after tax	530	570	–7	887	763	16
Basic earnings per share (€)	0.43	0.48	–9	0.73	0.64	15
Number of employees (FTE)	85,751	78,230	10	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Business Outlook 2017

The Company reiterates the following 2017 outlook:

–

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2017 non-IFRS cloud subscriptions and support revenue to be in a range of €3.8 billion to €4.0 billion at constant currencies (2016: €2.99 billion). The upper end of this range represents a growth rate of 34% at constant currencies.

–	The Company expects full year 2017 non-IFRS cloud & software revenue to increase by 6% to 8% at constant currencies (2016: €18.43 billion).
–	The Company expects full year 2017 non-IFRS total revenue in a range of €23.2 billion to €23.6 billion at constant currencies (2016: €22.07 billion).
–	The Company expects full-year 2017 non-IFRS operating profit to be in a range of €6.8 billion to €7.0 billion at constant currencies (2016: €6.63 billion).

While the Company’s full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the March 2017 average level for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency benefit in a range of 2 to 5 percentage points for the second quarter 2017. For the full year 2017, we expect to have a benefit in a range of 1 to 4 percentage points.

SAP Q1 2017 Quarterly Statement	4

Additional Information

Changes to the SAP Executive Board

The Supervisory Board of SAP SE has decided to expand the responsibilities of the Executive Board members Robert Enslin and Bernd Leukert as of May 1, 2017. Robert Enslin will lead the new Cloud Business Group. Furthermore, the Supervisory Board has named Adaire Fox-Martin and Jennifer Morgan to the Executive Board. They will be co-presidents of Global Customer Operations and oversee all SAP regions.

Steve Singh, the Executive Board member responsible for Business Networks and Applications, will leave SAP SE on April 30, 2017.

The aforementioned changes to SAP’s Executive Board will also change SAP’s segment reporting from the second quarter of 2017 onwards. SAP has already started the process of redefining its management reporting under the changed Executive Board structure, which the segment reporting will follow.

General Remarks about this Quarterly Statement and the SAP Integrated Report

Since Q1 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report. SAP’s 2016 Integrated Report, and 2016 Annual Report on Form 20-F were published on February 28, 2017, and are available for download at www.sapintegratedreport.com.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 350,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q1 2017 Quarterly Statement	5

Financial and Non-Financial Key Facts

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017
Revenues
Cloud subscriptions and support (IFRS)	677	720	769	827	2,993	905
Cloud subscriptions and support (non-IFRS)	678	721	769	827	2,995	906
% change – yoy	33	30	28	31	30	34
% change constant currency – yoy	33	33	29	29	31	30
Software licenses (IFRS)	609	1,040	1,034	2,177	4,860	691
Software licenses (non-IFRS)	609	1,042	1,034	2,177	4,862	691
% change – yoy	–13	6	2	1	1	13
% change constant currency – yoy	–10	10	2	0	1	10
Software support (IFRS)	2,564	2,598	2,653	2,756	10,571	2,731
Software support (non-IFRS)	2,564	2,598	2,653	2,756	10,572	2,731
% change – yoy	5	3	6	6	5	7
% change constant currency – yoy	5	6	6	5	6	3
Software licenses and support (IFRS)	3,172	3,639	3,686	4,933	15,431	3,422
Software licenses and support (non-IFRS)	3,173	3,640	3,687	4,934	15,434	3,422
% change – yoy	1	4	5	4	3	8
% change constant currency – yoy	2	7	5	3	4	5
Cloud and software (IFRS)	3,850	4,359	4,455	5,760	18,424	4,328
Cloud and software (non-IFRS)	3,851	4,361	4,456	5,761	18,428	4,328
% change – yoy	5	7	8	7	7	12
% change constant currency – yoy	6	11	9	6	8	9
Total revenue (IFRS)	4,727	5,237	5,375	6,724	22,062	5,285
Total revenue (non-IFRS)	4,728	5,239	5,375	6,724	22,067	5,285
% change – yoy	5	5	8	6	6	12
% change constant currency – yoy	6	9	8	5	7	8
Share of predictable revenue (IFRS, in %)	69	63	64	53	61	69
Share of predictable revenue (non-IFRS, in %)	69	63	64	53	61	69

Profits
Operating profit (IFRS)	813	1,269	1,103	1,950	5,135	673
Operating profit (non-IFRS)	1,104	1,516	1,638	2,375	6,633	1,198
% change	5	9	1	4	4	8
% change constant currency	4	11	1	2	4	2
Profit after tax (IFRS)	570	813	725	1,526	3,634	530
Profit after tax (non-IFRS)	763	979	1,089	1,826	4,658	887
% change	9	2	–7	9	3	16

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.0	56.6	56.3	54.8	56.1	57.7
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.9	64.8	64.5	62.7	64.4	64.6
Software license and support gross margin (IFRS, in %)	84.2	86.1	85.4	87.1	85.9	83.3
Software license and support gross margin (non-IFRS, in %)	85.9	87.4	87.4	88.4	87.4	85.1
Cloud and software gross margin (IFRS, in %)	79.4	81.2	80.4	82.4	81.0	77.9
Cloud and software gross margin (non-IFRS, in %)	82.3	83.6	83.4	84.7	83.7	80.8
Gross margin (IFRS, in %)	66.9	70.4	69.3	73.0	70.2	66.7
Gross margin (non-IFRS, in %)	69.6	72.6	72.7	75.5	72.9	69.9
Operating margin (IFRS, in %)	17.2	24.2	20.5	29.0	23.3	12.7
Operating margin (non-IFRS, in %)	23.4	28.9	30.5	35.3	30.1	22.7
AT&S Segment1) – Cloud subscriptions and support gross margin (in %)	54	51	51	48	51	52

SAP Q1 2017 Quarterly Statement	6

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017

AT&S Segment1) – Gross margin (in %)	70	73	74	76	73	70

AT&S Segment1) – Segment margin (in %)	34	39	41	45	40	32

SAP BN Segment2) – Cloud subscriptions and support gross margin (in %)	75	76	77	75	76	77

SAP BN Segment2) – Gross margin (in %)	67	68	68	66	67	67

SAP BN Segment2) – Segment margin (in %)	17	18	20	16	18	16

Key Profit Ratios

Effective tax rate (IFRS, in %)	23.3	28.9	28.4	22.3	25.3	20.6

Effective tax rate (non-IFRS, in %)	26.2	29.6	29.7	23.5	26.8	25.7

Earnings per share, basic (IFRS, in €)	0.48	0.68	0.61	1.27	3.04	0.43

Earnings per share, basic (non-IFRS, in €)	0.64	0.82	0.91	1.53	3.90	0.73

Order Entry

New Cloud Bookings	145	255	265	483	1,147	215

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	953	1,003	1,081	1,271	1,271	1,376

Orders – Number of on-premise software deals (in transactions)	12,884	14,468	13,048	16,891	57,291	13,115

Share of orders greater than € 5 million based on total software order entry volume (in %)	17	29	26	34	29	27

Share of orders smaller than € 1 million based on total software order entry volume (in %)	48	38	40	35	38	46

Liquidity and Cash Flow

Net cash flows from operating activities	2,482	439	707	1,000	4,628	2,872

Free cash flow	2,313	202	446	665	3,627	2,581

% of total revenue (IFRS)	49	4	8	10	16	49

% of profit after tax (IFRS)	406	25	61	44	100	487

Group liquidity, gross	5,853	4,347	4,388	4,673	4,673	7,345

Group debt	–9,080	–8,593	–8,134	–7,825	–7,825	–7,805

Group liquidity, net	–3,227	–4,245	–3,746	–3,153	–3,153	–460

Days’ sales outstanding (DSO, in days)3)	72	73	74	74	74	72

Financial Position

Cash and cash equivalents	5,743	4,206	4,112	3,702	3,702	5,937

Goodwill	21,922	22,354	22,276	23,312	23,312	23,092

Total assets	42,884	41,788	41,601	44,277	44,277	47,724

Equity ratio (total equity in % of total assets)	53	55	57	59	59	56

Non-Financials

Number of employees (quarter end)4)	78,230	79,962	82,426	84,183	84,183	85,751

Employee retention (in %, rolling 12 months)	92.0	92.6	93.4	93.7	93.7	94.1

Women in management (in %, quarter end)	23.6	24.1	24.3	24.5	24.5	24.8

Greenhouse gas emissions (in kilotons)	120	95	85	80	380	100

1) Applications, Technology & Services Segment

2) SAP Business Network Segment

3) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

4) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	7

Consolidated Income Statements of SAP Group (IFRS)

€ millions, unless otherwise stated	Q1 2017	Q1 2016	Δ in %

Cloud subscriptions and support	905	677	34

Software licenses	691	609	13

Software support	2,731	2,564	7

Software licenses and support	3,422	3,172	8

Cloud and software	4,328	3,850	12

Services	957	877	9

Total revenue	5,285	4,727	12

Cost of cloud subscriptions and support	–383	–291	32

Cost of software licenses and support	–571	–500	14

Cost of cloud and software	–954	–791	21

Cost of services	–806	–773	4

Total cost of revenue	–1,760	–1,564	13

Gross profit	3,524	3,163	11

Research and development	–852	–709	20

Sales and marketing	–1,708	–1,394	22

General and administration	–291	–230	26

Restructuring	–4	–11	–61

Other operating income/expense, net	4	–6	<-100

Total operating expenses	–4,612	–3,914	18

Operating profit	673	813	–17

Other non-operating income/expense, net	–18	–35	–49

Finance income	107	35	>100

Finance costs	–94	–70	34

Financial income, net	13	–35	<-100

Profit before tax	668	743	–10

Income tax expense	–138	–173	–20

Profit after tax	530	570	–7

Attributable to owners of parent	521	572	–9

Attributable to non-controlling interests	9	–2	<-100

Earnings per share, basic (in €)1)	0.43	0.48	–9

Earnings per share, diluted (in €)1)	0.43	0.48	–9

1) For the three months ended March 31, 2017 and 2016, the weighted average number of shares was 1,199 million (diluted 1,199 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	8

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at March 31, 2017 and December 31, 2016
€ millions	2017	2016
Cash and cash equivalents	5,937	3,702
Other financial assets	1,545	1,124
Trade and other receivables	6,596	5,924
Other non-financial assets	775	581
Tax assets	294	233
Total current assets	15,147	11,564
Goodwill	23,092	23,312
Intangible assets	3,638	3,786
Property, plant, and equipment	2,620	2,580
Other financial assets	1,447	1,358
Trade and other receivables	128	126
Other non-financial assets	547	532
Tax assets	445	450
Deferred tax assets	660	570
Total non-current assets	32,578	32,713
Total assets	47,724	44,277

€ millions	2017	2016
Trade and other payables	1,183	1,281
Tax liabilities	328	316
Financial liabilities	1,775	1,813
Other non-financial liabilities	2,989	3,699
Provisions	158	183
Deferred income	6,215	2,383
Total current liabilities	12,649	9,674
Trade and other payables	124	127
Tax liabilities	377	365
Financial liabilities	6,454	6,481
Other non-financial liabilities	614	461
Provisions	321	217
Deferred tax liabilities	349	411
Deferred income	70	143
Total non-current liabilities	8,308	8,205
Total liabilities	20,957	17,880
Issued capital	1,229	1,229
Share premium	593	599
Retained earnings	22,826	22,302
Other components of equity	3,188	3,346
Treasury shares	–1,099	–1,099
Equity attributable to owners of parent	26,736	26,376

Non-controlling interests	31	21
Total equity	26,768	26,397
Total equity and liabilities	47,724	44,277

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	9

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1 2017	Q1 2016
Profit after tax	530	570
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	320	309
Income tax expense	138	173
Financial income, net	–13	35
Decrease/increase in sales and bad debt allowances on trade receivables	15	35
Other adjustments for non-cash items	–13	8
Decrease/increase in trade and other receivables	–633	–443
Decrease/increase in other assets	–243	–191
Decrease/increase in trade payables, provisions, and other liabilities	–596	–1,097
Decrease/increase in deferred income	3,730	3,393
Interest paid	–58	–54
Interest received	17	17
Income taxes paid, net of refunds	–323	–273
Net cash flows from operating activities	2,872	2,482
Business combinations, net of cash and cash equivalents acquired	–22	–3
Purchase of intangible assets or property, plant, and equipment	–291	–168
Proceeds from sales of intangible assets or property, plant, and equipment	27	17
Purchase of equity or debt instruments of other entities	–981	–164
Proceeds from sales of equity or debt instruments of other entities	624	186
Net cash flows from investing activities	–644	–132
Proceeds from reissuance of treasury shares	0	7
Proceeds from borrowings	4	0
Repayments of borrowings	–3	–2
Transactions with non-controlling interests	0	3
Net cash flows from financing activities	1	7
Effect of foreign currency rates on cash and cash equivalents	5	–25
Net decrease/increase in cash and cash equivalents	2,234	2,332
Cash and cash equivalents at the beginning of the period	3,702	3,411
Cash and cash equivalents at the end of the period	5,937	5,743

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	10

Segment Reporting

Applications, Technology & Services

€ millions, unless otherwise stated		Q1 2017	Q1 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	352	342	254	39	35
Cloud subscriptions and support – IaaS2)	76	75	41	86	82
Cloud subscriptions and support	428	417	295	45	41
Software licenses	675	652	591	14	10
Software support	2,705	2,620	2,540	6	3
Software licenses and support	3,380	3,272	3,131	8	5
Cloud and software	3,808	3,689	3,426	11	8
Services	855	832	802	7	4
Total segment revenue	4,663	4,522	4,229	10	7
Cost of cloud subscriptions and support – SaaS/PaaS1)	–139	–134	–86	61	55
Cost of cloud subscriptions and support – IaaS2)	–68	–66	–50	36	32
Cost of cloud subscriptions and support	–207	–200	–136	52	47
Cost of software licenses and support	–507	–499	–462	10	8
Cost of cloud and software	–714	–699	–598	19	17
Cost of services	–686	–671	–677	1	–1
Total cost of revenue	–1,400	–1,370	–1,275	10	7
Segment gross profit	3,263	3,152	2,954	10	7
Other segment expenses	–1,761	–1,721	–1,513	16	14
Segment profit	1,502	1,431	1,441	4	–1
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	60	61	66	–6pp	–5pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	11	11	–22	33pp	33pp
Cloud subscriptions and support gross margin (in %)	52	52	54	–2pp	–2pp
Gross margin (in %)	70	70	70	0pp	–0pp
Segment margin (in %)	32	32	34	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	11

SAP Business Network

€ millions, unless otherwise stated	Q1 2017		Q1 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	464	448	373	24	20
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	464	448	373	24	20
Software licenses	0	0	0	0	0
Software support	6	6	7	–19	–12
Software licenses and support	6	6	7	–18	–12
Cloud and software	469	454	380	24	20
Services	98	95	71	38	33
Total segment revenue	567	549	451	26	22
Cost of cloud subscriptions and support – SaaS/PaaS1)	–107	–104	–92	17	13
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–107	–104	–92	17	13
Cost of software licenses and support	–1	–1	0	>100	>100
Cost of cloud and software	–108	–105	–92	17	14
Cost of services	–77	–74	–56	37	33
Total cost of revenue	–184	–179	–148	25	21
Segment gross profit	383	370	303	26	22
Other segment expenses	–293	–285	–228	29	25
Segment profit	90	85	75	20	13
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	75	2pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	0	0	0	0pp	0pp
Cloud subscriptions and support gross margin (in %)	77	77	75	2pp	1pp
Gross margin (in %)	67	67	67	0pp	0pp
Segment margin (in %)	16	15	17	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	12

Reconciliation of Cloud Delivery Models

€ millions, unless otherwise stated			Q1 2017	Q1 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
SAP Business Network – cloud subscriptions and support revenue		464	448	373	24	20
Public cloud revenue (SaaS/PaaS1))	Applications, Technology & Services	352	342	254	39	35
	Other	13	13	10	37	35
	Total	365	355	264	38	35
Private cloud revenue (IaaS2))	Applications, Technology & Services	76	75	41	86	82
Cloud subscriptions and support revenue		906	878	678	34	30
SAP Business Network – cloud subscriptions and support gross margin (in %)		77	77	75	2pp	1pp
Public cloud gross margin (SaaS/PaaS1)) (in %)	Applications, Technology & Services	60	61	66	–6pp	–5pp
	Other	54	48	70	–16pp	–22pp
	Total	60	60	66	–6pp	–6pp
Private cloud gross margin (IaaS2)) (in %)	Applications, Technology & Services	11	11	–22	33pp	33pp
Cloud subscriptions and support gross margin (in %)		65	65	66	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	13

Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q1 2017			Q1 2016			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	905	0	906	–27	878	677	1	678	34	34	30
Software licenses	691	0	691	–23	668	609	0	609	13	13	10
Software support	2,731	0	2,731	–83	2,648	2,564	0	2,564	7	7	3
Software licenses and support	3,422	0	3,422	–106	3,316	3,172	0	3,173	8	8	5
Cloud and software	4,328	0	4,328	–133	4,194	3,850	1	3,851	12	12	9
Services	957	0	957	–26	931	877	0	877	9	9	6
Total revenue	5,285	0	5,285	–159	5,126	4,727	1	4,728	12	12	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–383	63	–320			–291	60	–231	32	39
Cost of software licenses and support	–571	62	–510			–500	52	–449	14	14
Cost of cloud and software	–954	124	–830			–791	111	–680	21	22
Cost of services	–806	47	–759			–773	17	–756	4	0
Total cost of revenue	–1,760	171	–1,589			–1,564	129	–1,435	13	11
Gross profit	3,524	172	3,696			3,163	130	3,293	11	12
Research and development	–852	88	–764			–709	27	–681	20	12
Sales and marketing	–1,708	211	–1,497			–1,394	109	–1,286	22	16
General and administration	–291	50	–242			–230	15	–216	26	12
Restructuring	–4	4	0			–11	11	0	–61	NA
Other operating income/expense, net	4	0	4			–6	0	–6	<-100	<-100
Total operating expenses	–4,612	524	–4,087	87	–4,000	–3,914	290	–3,624	18	13	10

Profit Numbers
Operating profit	673	525	1,198	–72	1,126	813	291	1,104	–17	8	2
Other non-operating income/expense, net	–18	0	–18			–35	0	–35	–49	–49
Finance income	107	0	107			35	0	35	>100	>100
Finance costs	–94	0	–94			–70	0	–70	34	34
Financial income, net	13	0	13			–35	0	–35	<-100	<-100
Profit before tax	668	525	1,193			743	291	1,034	–10	15
Income tax expense	–138	–168	–306			–173	–98	–271	–20	13
Profit after tax	530	356	887			570	193	763	–7	16
Attributable to owners of parent	521	356	877			572	193	765	–9	15
Attributable to non-controlling interests	9	0	9			–2	0	–2	<-100	<-100

Key Ratios
Operating margin (in %)	12.7		22.7		22.0	17.2		23.4	–4.5pp	–0.7pp	–1.4pp
Effective tax rate (in %)3)	20.6		25.7			23.3		26.2	–2.7pp	–0.5pp
Earnings per share, basic (in €)	0.43		0.73			0.48		0.64	–9	15

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q1 2017 Quarterly Statement	14

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2017 and Q1 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2017	Q1 2017	Q1 2016
Operating profit (IFRS)		673	813
Revenue adjustments	<20	0	1
Adjustment for acquisition-related charges	620 to 650	157	170
Adjustment for share-based payment expenses	900 to 1,150	363	109
Adjustment for restructuring1)	250 to 300	4	11
Operating expense adjustments		524	290
Operating profit adjustments		525	291
Operating profit (non-IFRS)		1,198	1,104

1) Reflects our expectations for restructuring activities in our services and support business

Non-IFRS Adjustments by Functional Areas

€ millions	Q1 2017					Q1 2016
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–954	83	41	0	–830	–791	98	13	0	–680
Cost of services	–806	2	45	0	–759	–773	3	15	0	–756
Research and development	–852	3	86	0	–764	–709	2	25	0	–681
Sales and marketing	–1,708	68	143	0	–1,497	–1,394	64	45	0	–1,286
General and administration	–291	1	49	0	–242	–230	3	12	0	–216
Restructuring	–4	0	0	4	0	–11	0	0	11	0
Other operating income/expense, net	4	0	0	0	4	–6	0	0	0	–6
Total operating expenses	–4,612	157	363	4	–4,087	–3,914	170	109	11	–3,624

1) Share-based Payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2017	Q1 2016
Cost of cloud and software	1	1
Cost of services	1	3
Research and development	1	3
Sales and marketing	1	3
General and administration	0	1
Restructuring expenses	4	11

SAP Q1 2017 Quarterly Statement	15

Revenue by Region (IFRS and Non-IFRS)

€ millions	Q1 2017					Q1 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	230	0	230	–1	229	161	0	161	43	43	42
Americas	582	0	582	–22	561	460	0	460	27	27	22
APJ	94	0	94	–5	88	57	0	57	65	65	56
Cloud subscriptions and support revenue	905	0	906	–27	878	677	1	678	34	34	30

Cloud and software revenue by region
EMEA	1,848	0	1,848	–34	1,814	1,686	0	1,686	10	10	8
Americas	1,775	0	1,776	–68	1,707	1,583	1	1,584	12	12	8
APJ	704	0	704	–31	673	581	0	581	21	21	16
Cloud and software revenue	4,328	0	4,328	–133	4,194	3,850	1	3,851	12	12	9

Total revenue by region
Germany	674	0	674	0	674	605	0	605	11	11	11
Rest of EMEA	1,572	0	1,572	–38	1,534	1,442	0	1,442	9	9	6
Total EMEA	2,246	0	2,246	–38	2,208	2,047	0	2,047	10	10	8
United States	1,773	0	1,773	–60	1,714	1,606	1	1,606	10	10	7
Rest of Americas	431	0	431	–26	406	371	0	371	16	16	9
Total Americas	2,205	0	2,205	–85	2,119	1,977	1	1,977	12	11	7
Japan	198	0	198	–8	189	169	0	169	17	17	12
Rest of APJ	637	0	637	–28	609	535	0	535	19	19	14
Total APJ	835	0	835	–36	798	704	0	704	19	19	13
Total revenue	5,285	0	5,285	–159	5,126	4,727	1	4,728	12	12	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q1 2017 Quarterly Statement	16

Employees by Region and Functional Areas

	31.03.2017				31.03.2016
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,575	4,596	5,524	16,696	6,121	4,008	5,094	15,224
Services	6,578	4,204	4,073	14,855	6,468	3,886	3,628	13,982
Research and development	10,675	4,964	8,051	23,691	9,717	4,364	7,095	21,177
Sales and marketing	8,680	8,845	4,550	22,074	7,768	8,106	4,086	19,959
General and administration	2,689	1,799	1,036	5,525	2,506	1,648	963	5,116
Infrastructure	1,638	812	460	2,910	1,541	790	441	2,772
SAP Group (March 31)	36,835	25,221	23,694	85,751	34,121	22,802	21,307	78,230
Thereof acquisitions 1)	4	13	0	17	4	25	0	29
SAP Group (three months’ end average)	36,681	25,066	23,512	85,259	34,046	22,578	21,223	77,847
1) Acquisitions closed between January 1 and March 31 of the respective year.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q1 2017 Quarterly Statement	17